SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )

Sonic Environmental Solutions Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

835452103

(CUSIP Number)

William Philip Richards

c/o RAB Capital, No. 1 Adam Street

London W2CN 6LE United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐. Check the following box if a fee is being paid with statement ☐.    (A fee is notrequired only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

(See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 835452103

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RAB Special Situations (Master) Fund Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐

PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER 0 SHARED VOTING POWER 12,622,000* SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 12,622,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,622,000*

*RAB Special Situations (Master) Fund Limited holds 6,727,600 common shares of the issuer, plus warrants to acquire an additional 5,095,000 common shares. William Philip Richards holds 400,000 common shares of the issuer plus warrants to acquire an additional 400,000 common shares. The warrants are not exercisable if, as a result of an exercise, the holder would then become a beneficial owner of more than 20% of the issuer’s issued and outstanding common warrants.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

23.8168%**

**Based on 23,256,734 outstanding shares as reported by the issuer as outstanding as of 11/24/06, plus 6,670,000 common shares converted from outstanding special warrants. The warrants held by RAB Special Situations (Master) Fund and William Philip Richards were not included in the calculation since the warrants contain blocking language prohibiting any exercise if the holder would then become a 20% beneficial owner of the issuer.

14.	TYPE OF REPORTING PERSON*

CO

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

William Philip Richards

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐

PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER 0 SHARED VOTING POWER 12,622,000* SOLE DISPOSITIVE POWER 0 SHARED DISPOSITIVE POWER 12,622,000*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,622,000*

*RAB Special Situations (Master) Fund Limited holds 6,727,600 common shares of the issuer, plus warrants to acquire an additional 5,095,000 common shares. William Philip Richards holds 400,000 common shares of the issuer plus warrants to acquire an additional 400,000 common shares. The warrants are not exercisable if, as a result of an exercise, the holder would then become a beneficial owner of more than 20% of the issuer’s issued and outstanding common warrants.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

23.8168%**

**Based on 23,256,734 outstanding shares as reported by the issuer as outstanding as of 11/24/06, plus 6,670,000 common shares converted from outstanding special warrants. The warrants held by RAB Special Situations (Master) Fund and William Philip Richards were not included in the calculation since the warrants contain blocking language prohibiting any exercise if the holder would then become a 20% beneficial owner of the issuer.

14.	TYPE OF REPORTING PERSON*

IN

Item 1.   Security and Issuer.

Common Shares

Sonic Environmental Solutions Inc.
2100, 1066 West Hastings Street
Vancouver, British Columbia V6E 3X2
Canada

Item 2.   Identity and Background.

(i) RAB Special Situations (Master) Fund Limited (“RAB Special Sitations”) is a Cayman Islands company located at P. O. Box 908 GT, Walker House Mary Street, George Town, Cayman Islands. RAB Special Situations is an investment management company.

(ii) William Philip Richards (“Richards”) is a citizen of the United Kingdom and is the fund manager for RAB Special Situations. Richards address is c/o RAB Capital, No. 1 Adam Street, London W2CN 6LE United Kingdom. There has been no criminal conviction against Richards in the past five years, nor has Richards been party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to state or federal securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Compensation.

In March of 2006, RAB Special Situations acquired 1,890,000 common shares and warrants to acquire an additional 945,000 common shares of the issuer, which, together with 687,000 common shares previously held resulted in RAB Special Situations becoming a >10% shareholder of the issuer. In November of 2006, RAB Special Situations acquired 4,150,000 special warrants of the issuer, automatically convertible into 4,150,000 common shares and warrants to acquire an additional 4,150,000 common shares. Richards acquired 400,000 special warrants in the November 2006 offering. 2,750,175 of RAB Special Situations’ special warrants were held in escrow pending approval by a majority of the shareholders of the issuer, which occurred on or about December 8, 2006, at which time the escrowed special warrants were released to RAB Special Situations; the special warrants were automatically converted into common shares and warrants on or about December 15, 2006.

RAB Special Situations acquired shares and warrants of the issuer using its working capital as an investment management fund. Richards acquired his personal shares and warrants using personal funds.

Item 4.	Purpose of Transaction.

RAB Special Situations and Richards acquired securities of the issuer in the ordinary course of business and not with an intent to effect any change of control of the issuer. Richards is not an officer or director of the issuer.

Item 5. Interest in Securities of the Issuer.

See Item 3 above.

The shares constitute 23.8168% of the outstanding common shares of the issuer on a non-diluted basis, based on 29,926,734 issued and outstanding shares of the issuer as of December 31, 2006. The warrants contain blocking language prohibiting the holder from exercising the warrants if the holder would then become a 20% beneficial owner of the issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.
Item 7.	Materials to be Filed as Exhibits.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007 (Date)

RAB Special Situations (Master) Fund Limited
by Benjamin Hill and Fraser McGee

Authorised signatories for RAB Capital plc
for and on behalf of
RAB Special Situations (Master) Fund Limited

/s/ Benjamin Hill
(Signature)

/s/ Fraser McGee
(Signature)